=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

					 (Amendment No. 2)1

                      Martha Stewart Living Omnimedia, Inc.
                ------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $0.01 Par Value
                ------------------------------------------------
                         (Title of Class of Securities)

                                  573083102
                ------------------------------------------------
                                (CUSIP Number)

                             George F. Hamel, Jr.
                              ValueAct Capital
                        435 Pacific Avenue, Fourth Floor
                           San Francisco, CA  94133
                             (415) 362-3700
                ------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              October 12, 2004
                ------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent
______________________
1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 573083102                                              Page 2 of 34
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Partners, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

    WC*
-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         0**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
                         0**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 573083102                                              Page 3 of 34
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Partners II, L.P.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                     (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         309,560**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        309,560**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    309,560**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.5%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 573083102                                              Page 4 of 34
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital International, Ltd.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         0**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        0**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.


                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 573083102                                              Page 5 of 34
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,422,423**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,422,423**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,422,423**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.8%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 573083102                                             Page 6 of 34
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Jeffrey W. Ubben
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,731,983**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,731,983**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,731,983**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 573083102                                              Page 7 of 34
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   George F. Hamel, Jr.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY         3,731,983**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,731,983**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,731,983**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 573083102                                              Page 8 of 34
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Peter H. Kamin
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
---------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,731,983**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,731,983**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,731,983**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of Martha Stewart Living Omnimedia, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 11 West 42nd Street, New York, NY 10036.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed jointly by (a) ValueAct Capital Partners, L.P. ("ValueAct Partners"), (b) ValueAct Capital Partners II, L.P. ("ValueAct Partners II"), (c) ValueAct Capital International, Ltd. ("ValueAct International"), (d) ValueAct Capital Master Fund, L.P. ("ValueAct Master Fund"), (e) VA Partners, L.L.C. ("VA Partners"),
(f) Jeffrey W. Ubben, (g) George F. Hamel, Jr. and (g) Peter H.
Kamin (collectively, the "Reporting Persons").

ValueAct Partners and ValueAct Partners II are each Delaware limited partnerships. ValueAct International is a Company organized under the laws of the British Virgin Islands. ValueAct Master Fund is a limited partnership organized under the laws of the British Virgin Islands. Each has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

VA Partners is a Delaware limited liability company, the principal business of which is to render investment management services to ValueAct International and to serve as the General Partner to ValueAct Partners, ValueAct Partners II, and ValueAct Master Fund. VA Partners has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

(a), (b) and (c). Messrs. Ubben, Hamel and Kamin are each managing members, principal owners and controlling persons of VA Partners, and directors and principal executive officers of ValueAct International, and such activities constitute their principal occupations. Such individuals are sometimes collectively referred to herein as the "Managing Members" or individually as a "Managing Member". Each Managing Member is a United States citizen and has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

 (d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Not applicable in that transaction involved the sale of and not the acquisition of securities.

ITEM 4.  PURPOSE OF TRANSACTION.

         ValueAct Partners has sold 500,000 shares of the Issuer's Common Stock in a negotiated transaction, pursuant to a Stock Purchase Agreement attached hereto as Exhibit 2 (the "Stock Purchase Agreement"). The sale does not changes Reporting Persons' overall investment purposes with respect to the Issuer.

       In pursuing such investment purposes, ValueAct Partners and the other Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, ndustry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of this Item 4.

       The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs
(a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. At the date of this filing, ValueAct Partners and ValueAct International have contributed all of their assets (including the beneficial ownership of shares of Common Stock of the Issuer) to ValueAct Master Fund in exchange for proportional limited partnership interests in ValueAct Master Fund, except for the 500,000 shares referenced in this filing that were sold by ValueAct Partners prior to its contribution. Shares reported as beneficially owned by ValueAct Partners, ValueAct Partners II, ValueAct International and ValueAct Master Fund are also reported as beneficially owned by VA Partners, as investment manager or General Partner of each such investment partnership, and by the Managing Members as controlling persons of the General Partner. VA Partners and the Managing Members also, directly or indirectly, may own interests in one or both of such partnerships from time to time. Unless otherwise indicated below, by reason of such relationships each of the partnerships is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock, with VA Partners and the Managing Members.


As of the date hereof, ValueAct Partners is the beneficial owner of 0 shares of Common Stock. ValueAct International is the beneficial owner of 0 shares of Common Stock. ValueAct Partners II is the beneficial owner of 309,560 shares of Common Stock, representing approximately 1.5% of the Issuers Common Stock. ValueAct Master Fund is the beneficial owner of 3,422,423 shares of Common Stock, representing approximately 16.8% of the Issuers outstanding Common Stock.

VA Partners and each of the Managing Members may be deemed the beneficial owner of an aggregate of 3,731,983 shares of Issuer Common stock, representing approximately 18.3% of the Issuers outstanding Common Stock. All percentages set forth in this Schedule 13D are based upon the Issuer's reported 20,366,853 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the period ended June 30, 2004.


(c) On October 1, 2004, Jeffrey W. Ubben received 1,149.27 shares of Common Stock as compensation for services as a director of the Issuer and paid in stock pursuant to the Issuer's Non-Employee Director Stock and Option Compensation Plan. Mr. Ubben immediately transferred such shares to ValueAct Master Fund, ValueAct Partners, ValueAct Partners II and ValueAct International in transactions not involving any consideration. These shares have all since been contributed to ValueAct Master Fund and ValueAct Partners II.

On October 12, 2004, ValueAct Partners sold 500,000 shares of Common Stock of the Company for $10.50 per share pursuant to the Stock Purchase Agreement.

(d) and (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In connection with ValueAct Partners' private sale of 500,000 shares of Common Stock, ValueAct Partners entered into the Stock Purchase Agreement with Charles Koppelman (the "Purchaser"), a director of the Issuer. Pursuant to the Stock Purchase Agreement, the Purchaser delivered to ValueAct Partners
(i) a promissory note in the form attached as Exhibit I (the "Note") to the Stock Purchase Agreement as partial payment for his purchase of the 500,000 shares of Common Stock, and (ii) a pledge agreement in the form attached as
Exhibit II to the Stock Purchase Agreement as security for the Note. The Stock Purchase Agreement, including the Note and the Pledge Agreement attached as exhibits thereto (together, the "Stock Purchase Documents"), are incorporated herein by reference, and the descriptions herein of the Stock Purchase Documents are qualified in their entirety by reference to the Stock Purchase Documents attached hereto.

Other than as described above and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to disclosed hereunder.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

A. Joint Filing Agreement

B. Stock Purchase Documents dated as of September 30, 2004 between ValueAct Capital Partners, L.P. and Charles Koppelman.

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                             POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                              ValueAct Capital Partners L.P., by
                              VA Partners, L.L.C., its General Partner


                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  October 15, 2004      George F. Hamel, Jr., Managing Member


                              ValueAct Capital Partners II L.P., by
                              VA Partners, L.L.C., its General Partner


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  October 15, 2004      George F. Hamel, Jr., Managing Member


                              ValueAct Capital International, Ltd., by
                              VA Partners, L.L.C., its investment manager


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  October 15, 2004      George F. Hamel, Jr., Managing Member


       ValueAct Capital Master Fund, Ltd., by
                              VA Partners, L.L.C., its investment manager


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  October 15, 2004      George F. Hamel, Jr., Managing Member

                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  October 15, 2004      George F. Hamel, Jr., Managing Member


                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  October 15, 2004      Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  October 15, 2004      George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  October 15, 2004      Peter H. Kamin, Managing Member

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Martha Stewart Living Omnimedia, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

                              ValueAct Capital Partners L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  October 15, 2004      George F. Hamel, Jr., Managing Member


                              ValueAct Capital Partners II L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  October 15, 2004      George F. Hamel, Jr., Managing Member


                              ValueAct Capital International, Ltd., by
                              VA Partners, L.L.C., its investment manager

                              By:    /s/  George F. Hamel, Jr.
                             --------------------------------------
Dated:  October 15, 2004	George F. Hamel, Jr., Managing Member

                              ValueAct Capital Master Fund, Ltd., by
                              VA Partners, L.L.C., its investment manager

                              By:    /s/  George F. Hamel, Jr.
                             --------------------------------------
Dated:  October 15, 2004	George F. Hamel, Jr., Managing Member


                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  October 15, 2004      George F. Hamel, Jr., Managing Member


                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  October 15, 2004      Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  October 15, 2004      George F. Hamel, Jr., Managing Member




          By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  October 15, 2004      Peter H. Kamin, Managing Member




					EXHIBIT B
				Stock Purchase Documents

STOCK PURCHASE AGREEMENT
THIS STOCK PURCHASE AGREEMENT, dated as of September 30, 2004, is by and between Charles Koppelman (the "Purchaser") and ValueAct Capital Partners, L.P., a Delaware limited partnership (the "Seller").

Background

In accordance with discussions between the Seller and the Purchaser on September 14, 2004, the Seller wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Seller, 500,000 shares of restricted Class A Common Stock, par value $.01 per share (the "Common Stock") of Martha Stewart Living Omnimedia, Inc., a Delaware corporation (the "Company").

Terms

In consideration of the agreements and obligations contained in this Agreement and intending to be legally bound, the parties hereby agree as follows:

ITEM 1.

DEFINITIONS
(1)	Definitions.  As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:
"Agreement" means this Agreement as the same may be amended, supplemented or modified in accordance with the terms hereof.
"Assign" (and such act, an "Assignment") means to sell, assign, transfer, pledge, hypothecate, mortgage or dispose of, by gift or otherwise, or in any way encumber.
"Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks in the State of New York are authorized or required by law or executive order to close.
"Commission" means the United States Securities and Exchange Commission. "Governmental Authority" means the government of any nation, state, city, locality or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.
"Governmental Order" means any order, writ, rule, judgment, injunction, decree, stipulation, determination, award, citation or notice of violation entered by or with any Governmental Authority.
"Investment Agreement" means the Investment Agreement, dated as of January 8, 2002, by and among the Company, the Seller and the other parties named therein.
"Lien" means any mortgage, deed of trust, pledge, hypothecation, assignment, encumbrance, lien (statutory or other) or other security interest or preferential arrangement of any kind or nature whatsoever (excluding preferred stock and equity related preferences).
"Person" means any individual, firm, corporation, partnership, trust incorporated or unincorporated association, joint venture, joint stock company, limited liability company, Governmental Authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.
"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder.
"Stockholders Agreement" means the Stockholders Agreement of the Company, dated as of October 18, 1999, as amended, by and among the Company, the Seller and the other parties thereto.
"Transaction Documents" means this Agreement, the Promissory Note and the Pledge Agreement (both as defined in Section 2.1(b)(ii)) and the Joint Letter of Direction (as defined in Section 2.2(b)(i)).
"Transfer Agent" means Mellon Investor Services LLC, the transfer agent and registrar for the Company.

ITEM 2.

SALE AND PURCHASE
(1)	Purchase and Sale of Common Stock.
(i)	On the Closing Date (as defined in Section 2.2(a) below), the Seller shall sell to the Purchaser, and the Purchaser shall purchase from the
Seller, 500,000 shares of Common Stock (the "Shares") for Five Million Two Hundred Fifty Thousand Dollars ($5,250,000) (the "Purchase Price").
(ii)	The Purchase Price shall be payable as follows:
a.	the Purchaser shall pay to the Seller Five Hundred Twenty Five Thousand
Dollars ($525,000) (the "Cash Payment"); and
b.	the Purchaser shall deliver to the Seller a promissory note in the form attached hereto as Exhibit I, in the original principal amount of Four
Million Seven Hundred Twenty Five Thousand Dollars ($4,725,000) (the "Promissory Note Agreement") and a pledge agreement in the form attached hereto as Exhibit II (the "Pledge Agreement").
(iii)	The Cash Payment and all amounts due under the Promissory Note shall be payable by wire transfer of immediately available funds to the account designated by the Seller pursuant to the wire instructions attached hereto as
Exhibit III (the "Seller's Wire Instructions").
(2)	Closing.
(i)	The closing ("Closing") shall take place on October 12, 2004, or on such other date as may be agreed in writing by the parties hereto (such date, the "Closing Date"), at the offices of Dechert LLP, 30 Rockefeller Plaza, New York, New York 10112 at 10:00 a.m., local time (or as soon thereafter as practicable).
(ii)	At the Closing:
a.	The Seller and the Purchaser shall deliver to the Transfer Agent a joint letter of direction addressed to the Transfer Agent duly executed by each of the Seller and the Purchaser, in the form attached hereto as Exhibit
IV (the "Joint Letter of Direction").
b.	The Seller shall deliver (A) to the Transfer Agent one or more certificates representing not less than 500,000 shares of Common Stock, and
(B) to the Purchaser the Pledge Agreement duly executed by the Seller.
c.	The Purchaser shall deliver to the Seller (A) the Cash Payment by wire transfer of immediately available funds pursuant to Seller's Wire
Instructions, (B) the Promissory Note and (c) Pledge Agreement duly executed by the Purchaser.
d.	The Purchaser agrees that the certificates representing the Shares shall bear a legend in substantially the following form:
THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ACQUIRED IN A
TRANSACTION THAT WAS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR AN APPLICABLE
EXEMPTION THEREFROM TO THE REGISTRATION REQUIREMENTS OF SUCH ACT OR LAWS."
(3)	Closing Conditions to the Seller's Obligations.  The obligation of the
Seller to sell the Shares to the Purchaser as set forth herein at the Closing is subject to the satisfaction on or prior to the Closing of the following conditions:
(i)	The representations and warranties of the Purchaser set forth in
Article IV hereof shall be true and correct on and as of the Closing Date as though then made.
(ii)	The Purchaser shall have delivered to the Seller the Cash Payment by wire transfer of immediately available funds pursuant to Seller's Wire Instructions.
(iii)	The Purchaser shall have duly executed and delivered to the Seller the
Transaction Documents.
(iv)	The Purchaser shall have duly executed and delivered to the Transfer
Agent the Joint Letter of Instruction.
(4)	Closing Conditions to the Purchaser's Obligations.  The obligation of the Purchaser to purchase the Shares at the Closing is subject to the satisfaction on or prior to the Closing of the following conditions:
(i)	The representations and warranties of the Seller set forth in Article
III hereof shall be true and correct on and as of the Closing Date as though then made.
(ii)	The Seller shall have duly executed and delivered to the Purchaser the
Transaction Documents.
(iii)	The Seller shall have duly executed and delivered to the Transfer Agent the Joint Letter of Instruction.
(iv)	The Seller shall have delivered to the Transfer Agent the certificate or certificates representing not less than 500,000 shares of Common Stock.

ITEM 3.

REPRESENTATIONS AND WARRANTIES OF THE SELLER
The Seller hereby represents and warrants to the Purchaser as follows:
(1)	Authority.  The Seller has all requisite limited partnership power and authority to execute and deliver the Transaction Documents, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of the Transaction Documents by the Seller and the consummation by the Seller of the transactions contemplated hereby and thereby have been duly authorized by all necessary limited partnership action and no other proceedings on the part of the Seller are necessary to authorize the Transaction Documents or to consummate the transactions contemplated hereby and thereby. The Transaction Documents have been duly executed and delivered by the Seller and (assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto), constitute the legal, valid and binding obligations of the Seller enforceable against the Seller in accordance with their terms.
(2)	Title to Common Stock.  The Seller is the sole record owner of the
Shares and has good and valid title to the Shares, free and clear of all Liens. At the Closing, the Seller will deliver to the Purchaser the Shares against payment therefore, and, assuming that the Purchaser does not have notice of any adverse claim to the Shares, the Purchaser will acquire good and valid title to the Shares, free and clear of all Liens, other than any Liens that may be imposed or created by the Purchaser.
(3)	No Contravention.  The execution and delivery of the Transaction
Documents by the Seller does not, and the consummation of the transactions contemplated by the Transaction Documents and the compliance with the terms, conditions and provisions of the Transaction Documents by the Seller will not
(i) contravene the terms of the organizational documents of the Seller or
(ii) conflict with or result in a breach of or constitute a default (or an event which might, with the passage of time or the giving of notice or both, constitute a default) under (A) any of the terms, conditions or provisions of any agreement or instrument to which the Seller is a party or by which the Seller or any of the Seller's assets may be bound or affected, (B) any judgment or order of any court or Governmental Authority, or (C) any applicable law or Governmental Order, except in the case of clauses (i) and
(ii) for such matters as would not, individually or in the aggregate, hinder or impair the Shares or the Seller's ability to consummate the transactions contemplated hereby.
(4)	Litigation.  There are no losses, actions, suits, proceedings, claims, complaints, disputes, arbitrations or investigations (collectively, "Claims") pending or, to the knowledge of the Seller, threatened, at law, in equity, in arbitration or before any Governmental Authority affecting the Shares or the Seller's rights thereto, except for such matters as would not, individually or in the aggregate, hinder or impair the Shares or the Seller's ability to consummate the transactions contemplated hereby. No Governmental Order has been issued by any court or other Governmental Authority against or affecting the Common Stock or the Seller's rights thereto, except for such matters as would not, individually or in the aggregate, hinder or impair the Seller's ability to consummate the transactions contemplated hereby.
(5)	Contracts.  Other than the Stockholders Agreement and the Investment
Agreement, there are no contracts, agreements or enforceable arrangements to which the Seller is a party, whether written or oral, which grant, or purport to grant, voting rights, registration rights or other rights with respect to, or place any restrictions on, the Shares.
(6)	Broker's, Finder's or Similar Fees.  There are no brokerage
commissions, finder's fees or similar fees or commissions payable by the Seller which could be payable by the Purchaser in connection with the transactions contemplated hereby based on any agreement, arrangement or understanding with the Seller or any action taken by such Person.

ITEM 4.

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
The Purchaser hereby represents and warrants to the Seller that:
(1)	Authority.  The Purchaser, in his individual capacity, has the requisite legal right, power and authority to execute and deliver the Transaction Documents, to perform his obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby, without the need for the consent of any other Person. The Transaction Documents have been duly authorized, executed and delivered by the Purchaser and (assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto), constitute the legal, valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with their terms.
(2)	No Contravention.  The execution and delivery of the Transaction
Documents by the Purchaser does not, and the consummation of the transactions contemplated by the Transaction Documents and the compliance with the terms, conditions and provisions of the Transaction Documents by the Purchaser will not (i) conflict with or result in a breach of or constitute a default (or an event which might, with the passage of time or the giving of notice or both, constitute a default) under (A) any of the terms, conditions or provisions of any agreement or instrument to which the Purchaser is party or by which the Purchaser or any of his assets may be bound or affected, (B) any judgment or order of any court or Governmental Authority, or (C) any applicable law or Governmental Order, except in the case of clauses (i) for such matters as would not, individually or in the aggregate, hinder or impair the Purchaser's ability to consummate the transactions contemplated hereby.
(3)	Litigation.  There are no Claims pending or, to the knowledge of the
Purchaser, threatened, at law, in equity, in arbitration or before any Governmental Authority pending against the Purchaser, except for such matters as would not, individually or in the aggregate, hinder or impair the Purchaser's ability to consummate the transactions contemplated hereby. No Governmental Order has been issued by any court or other Governmental
Authority against or affecting the Purchaser, except for such matters as would not, individually or in the aggregate, hinder or impair the Purchaser's ability to consummate the transactions contemplated hereby.
(4)	Sufficient Funds.  The Purchaser has immediately available cash in the amount of the Cash Payment for the Shares.
(5)	Access to Data.  The Purchaser has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the acquisition of the Shares. The Purchaser has had the opportunity to ask questions of, and receive answers from, directors, officers and other representatives of the Seller and the Company concerning the business, financial condition and affairs of the Company, and the terms and conditions of this Agreement, and has received, to his satisfaction, all such other information and documents as he has reasonably requested in order to evaluate an investment in the Shares.  The Purchaser acknowledges and agrees that except as expressly set forth in this Agreement, the Seller makes no representations or warranties of any kind with respect to the Shares, including with respect to the value of the Shares.
(6)	Disclaimer and Waiver of Remedies.  The Purchaser acknowledges and agrees that he has not relied on the information obtained by him described in the first two sentences of Section 4.5 hereof in making the investment decision whether to purchase the Shares, and that he shall have no claim or right of any kind, whether in law or equity, whether based on federal or state securities laws, any other law, rule, regulation or statute, public policy or at common law, which claim or right is based upon, or relies on, the accuracy or completeness of such information, any misstatement contained therein, or any omission of information therefrom. The Purchaser acknowledges and agrees, and it shall be a condition to the Seller's willingness to consummate the transactions contemplated hereby, that the Purchaser's sole remedies for any claim or right described in the immediately preceding sentence shall be any remedies, if any, available under applicable law that would be available to a purchaser of the Common Stock, in an open market transaction, on the Closing Date, assuming that such purchaser has fully read and understood all reports, registration statements, proxy statements and other materials and exhibits filed by the Company prior to such date with the Commission pursuant to the Securities Act and the
Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.
(7)	Investment Intent.  The Purchaser represents and warrants to the Seller that he is acquiring the Shares hereunder for investment for his own account and not with the view to, or for resale in connection with, any distribution thereof in violation of the Securities Act.
4.8	Transfers and Assignments.  Prior to the first anniversary hereof, the
Purchaser shall not Assign all or any part of the Shares owned by the Purchaser. The foregoing restriction shall not apply to any Assignment approved in writing by the Seller in its sole and absolute discretion. The Purchaser acknowledges that the purchase of the Shares hereunder has not been registered under the Securities Act, and that the Shares acquired hereunder may not be offered or Assigned except pursuant to an effective registration statement under the Securities Act or an applicable exemption therefrom.
4.9	Accredited Investor.  The Purchaser qualifies as an "Accredited
Investor" under Regulation D promulgated under the Securities Act.
4.10	Broker's, Finder's or Similar Fees.  There are no brokerage
commissions, finder's fees or similar fees or commissions payable by the Purchaser which could be payable by the Seller in connection with the transactions contemplated hereby based on any agreement, arrangement or understanding with the Purchaser or any action taken by such Person.

ITEM 5.

MISCELLANEOUS
(1)	Survival of Representations and Warranties.  All of the representations and warranties made herein shall survive the execution and delivery of this Agreement.
(2)	Amendments and Waivers.  The provisions of this Agreement may not be amended, modified, supplemented or terminated, and waivers or consents to departures from the provisions hereof may not be given, without the written consent of the Seller and the Purchaser.
(3)	Notices.  All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, telecopier, any courier guaranteeing overnight delivery or first class registered or certified mail, return receipt requested, postage prepaid, addressed to the applicable party at the address set forth below or such other address as may hereafter be designated in writing by such party to the other parties in accordance with the provisions of this Section:

If to the Purchaser, to:
CAK Entertainment
Hotel Plaza Athenee
37 East 64th Street, 16th Floor
New York, New York  10021
Telecopy:  212.315.2531
Attention:  Charles A. Koppelman
With copies to:
Cadwalader, Wickersham & Taft LLP
100 Maiden Lane
New York, New York  10038
Telecopy:  212.504.6666
Attention:  Dennis J. Block, Esq.

If to the Seller, to:
ValueAct Capital Partners, L.P.
435 Pacific Avenue, 4th Floor
San Francisco, CA  94133
Telecopy:  415.362.5727
Attention:  George F. Hamel, Jr.
With a copy to:
Dechert LLP
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, PA  19103-2793
Telecopy:  215.994.2222
Attention: Christopher G. Karras

All such notices and communications shall be deemed to have been duly given:
at the time delivered by hand, if personally delivered; when receipt is acknowledged, if telecopied; on the next Business Day, if timely delivered to a courier guaranteeing overnight delivery; and five days after being deposited in the mail, if sent first class or certified mail, return receipt requested, postage prepaid.
(4)	Successors and Assigns.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns; provided, however, that neither the Seller, on the one hand, nor the Purchaser, on the other hand, shall assign or delegate any of the rights or obligations created under this Agreement without the prior written consent of the other party.
(5)	No Third Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever or by reason of this Agreement.
(6)	Counterparts.  This Agreement may be executed in two or more counterparts, each of which, when so executed and delivered, shall be deemed to be an original, but all of which counterparts, taken together, shall constitute one and the same instrument.
(7)	Descriptive Headings, Etc.  The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein. Unless the context of this Agreement otherwise requires: (1) words of any gender shall be deemed to include each other gender; (2) words using the singular or plural number shall also include the plural or singular number, respectively; (3) the words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section and paragraph references are to the Sections and paragraphs of this Agreement unless otherwise specified; (4) the word "including" and words of similar import when used in this Agreement shall mean "including, without limitation, " unless otherwise specified; (5) "or" is not exclusive; and (6) provisions apply to successive events and transactions.
(8)	Severability.  In the event that any one or more of the provisions, paragraphs, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, paragraph, word, clause, phrase or sentence in every other respect and of the other remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.
(9)	Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York (without giving effect to the conflict of law principles thereof).
(10)	Remedies; Specific Performance.  The parties hereto acknowledge that money damages would not be an adequate remedy at law if any party fails to perform in any material respect any of its obligations hereunder, and accordingly agree that each party, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to seek to compel specific performance of the obligations of any other party under this Agreement, without the posting of any bond, in accordance with the terms and conditions of this Agreement. Except as otherwise provided by law, a delay or omission by a party hereto in exercising any right or remedy accruing upon any such breach shall not impair the right or remedy or constitute a waiver of or acquiescence in any such breach.  Subject to Section 4.6 and Section
4.7 hereof, no remedy shall be exclusive of any other remedy, and all available remedies shall be cumulative.
(11)	Entire Agreement.  The Transaction Documents are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings relating to such subject matter, other than those expressly set forth herein or in the other Transaction Documents. The Transaction
Documents supersede all prior agreements and understandings between the parties to this Agreement with respect to such subject matter.
(12)	Consent to Jurisdiction; Waiver of Jury.  Each party to this Agreement hereby irrevocably and unconditionally agrees that any legal action, suit or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby may be brought only in any federal court of the Southern District of New York or any state court located in New York County, State of New York, and hereby irrevocably and unconditionally expressly submits to the exclusive personal jurisdiction and venue of such courts for the purposes thereof and hereby irrevocably and unconditionally waives any claim (by way of motion, as a defense or otherwise) of improper venue, that it is not subject personally to the jurisdiction of such court, that such courts are an inconvenient forum or that this Agreement or the subject matter may not be enforced in or by such court. Each party hereby irrevocably and unconditionally consents to the service of process of any of the aforementioned courts in any such action, suit or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address set forth or provided for in Section 5.3 of this Agreement, such service to become effective 10 days after such mailing. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or commence legal proceedings or otherwise proceed against any other party in any other jurisdiction to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section. Each of the parties hereby irrevocably waives trial by jury in any action, suit or proceeding, whether at law or equity, brought by any of them in connection with this Agreement or the transactions contemplated hereby.
(13)	Further Assurances.  Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.
(14)	Construction.  The parties acknowledge that each of them has had the benefit of legal counsel of its own choice and has been afforded an opportunity to review this Agreement with its, his or her legal counsel and that this Agreement shall be construed as if jointly drafted by the Seller and the Purchaser.
[Remainder of page intentionally left blank.]


IN WITNESS WHEREOF, the parties have executed this Stock Purchase Agreement as of the date first above written.
________________________________
Charles Koppelman
VALUEACT CAPITAL PARTNERS, L.P.
BY:  VA PARTNERS, L.L.C., its General Partner
	By:	________________________________
	George F. Hamel, Jr.
	Managing Member




PLEDGE AGREEMENT
THIS PLEDGE AGREEMENT dated as of September 30, 2004 is between Charles Koppelman (the "Pledgor"), and ValueAct Capital Partners, L.P., a Delaware limited partnership (the "Secured Party").

BACKGROUND
The Pledgor and the Secured Party have entered into a Stock Purchase Agreement dated as of September 30, 2004 (the "Stock Purchase Agreement") pursuant to which the Secured Party has sold to the Pledgor 500,000 shares of restricted Class A Common Stock, par value $.01 per share (the "Pledged Shares") of Martha Stewart Living Omnimedia, Inc., a Delaware corporation (the "Company"). A portion of the purchase price of the Pledged Shares has been paid by the issuance to the Secured Party of the Pledgor's promissory note (the "Note") as contemplated by the Stock Purchase Agreement. Pursuant to the terms of the Stock Purchase Agreement and the Note, the Pledgor has agreed to pledge the Pledged Shares hereunder to secure his obligations under the Note.
All capitalized terms not otherwise defined in this Pledge Agreement have the meanings set forth in Article 9 of the Uniform Commercial Code as currently in effect in the State of New York (the "Code").
NOW, THEREFORE, in order to induce the Secured Party to accept the Note as partial payment for the Pledged Shares and intending to be legally bound hereby, the Pledgor hereby agrees with the Secured Party as follows:

ITEM 6.	Pledge of Shares.   As collateral security for the due and
punctual payment of all liabilities of the Pledgor to the Secured Party, now existing or hereafter arising, hereunder or under the Note, whether for principal, interest, expenses or otherwise (the "Indebtedness"), the Pledgor hereby pledges, assigns, transfers and delivers to the Secured Party, and grants to the Secured Party a security interest in the following (the
"Pledged Collateral"):
(1)	The Pledged Shares and the certificates representing the Pledged
Shares, and all cash, securities, dividends and other property (including all "investment property" (as such term is defined in the Code)) at any time and from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all the Pledged Shares;
(2)	All securities hereafter delivered to the Secured Party in substitution for or in addition to any of the foregoing, all certificates and instruments representing or evidencing such securities, together with the interest coupons (if any) attached thereto, and all cash, securities, interest, dividends and other property at any time and from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all thereof; and
(3)	All proceeds of any of the foregoing.

ITEM 7.	Representations and Warranties.
The Pledgor hereby represents and warrants as follows:
(1)	The Pledgor is the legal and equitable owner of the Pledged Shares free and clear of all Liens (as such term is defined in the Stock Purchase Agreement) other than those created by this Pledge Agreement; the Pledgor has legal title to the Pledged Shares and good right and lawful authority to pledge, assign and deliver the Pledged Shares in the manner herein contemplated.
(2)	This Pledge Agreement creates a valid security interest in favor of the
Secured Party in the Pledged Collateral.  The taking possession by the
Secured Party of the certificates representing the Pledged Shares registered in its name and all other certificates, instruments and cash constituting Pledged Collateral from time to time will perfect and establish the first priority of, the Secured Party's security interest hereunder in the Pledged Collateral, securing the Indebtedness. Except as set forth in this Section 2.2, no action is necessary to perfect such security interest.
(3)	When any other Pledged Collateral is delivered hereunder, the Pledgor will be the legal and equitable owner of such Pledged Collateral free and clear of all liens, security interests, charges and encumbrances of every kind and nature other than those created by this Pledge Agreement; the Pledgor will have legal title to such Pledged Collateral and good and lawful authority to pledge, assign and deliver such Pledged Collateral in the manner hereby contemplated; and no consent or approval of any governmental body regulatory authority, or of any securities exchange will be necessary to the validity of the rights created hereunder which will not have been obtained or for the exercise of any of the Secured Party's rights hereunder except as set forth in Section 2.1.

ITEM 8.	Appointment of Agents; Registration in Nominee Name
The Secured Party shall receive upon execution and delivery of this Pledge Agreement all certificates representing the Pledged Collateral registered in its name. The Secured Party shall have the right to appoint one or more agents for the purpose of retaining physical possession of the certificates or instruments representing or evidencing the Pledged Collateral, which shall be held in the name of the Secured Party, but upon the occurrence of an Event of Default (as defined in Section 5 hereof), may be assigned in blank or in favor of any nominee or nominees of the Secured Party or an agent appointed by the Secured Party, in the discretion of the Secured Party. In addition, upon the occurrence of an Event of Default or an event which with notice or lapse of time or both would constitute an Event of Default, the Secured Party shall have the right to exchange certificates or instruments representing or evidencing the Pledged Collateral for certificates or instruments of smaller or larger denominations for any purpose consistent with its performance of this Pledge Agreement.
(1)	Covenants as to the Pledged Collateral.  So long as any of the
Indebtedness shall remain outstanding, the Pledgor will, unless the Secured Party shall otherwise consent in writing:
(i)	give the Secured Party at least 30 days' prior written notice of any change in the location of his principal residence;
(ii)	at his expense, at any time and from time to time, promptly execute and deliver all further instruments and documents and take all further action that may be reasonably necessary or that the Secured Party may reasonably request in order to (i) perfect and protect the security interest created or purported to be created hereby; (ii) enable the Secured Party to exercise and enforce its rights and remedies hereunder in respect of the Pledged
Collateral; or (iii) otherwise effect the purposes of this Pledge Agreement;
(iii)	except as specifically permitted by the Note, not sell, assign, exchange or otherwise dispose of any of the Pledged Collateral or any interest therein or create or suffer to exist any Lien (as such term is defined in the Stock Purchase Agreement) upon or with respect to any Pledged Collateral except for the pledge hereunder and the security interest created hereby; and
(iv)	not enter into any agreement or permit to exist any restriction with respect to any Pledged Collateral.

ITEM 9.	Voting Rights; Dividends, Etc.
(1)	(a)	So long as no Event of Default or event which, with the giving of notice or the lapse of time, or both, would become an Event of Default shall have occurred and be continuing, the Pledgor shall be entitled to exercise any and all voting and/or consensual rights and powers relating or pertaining to the Pledged Collateral or any part thereof for any purpose not inconsistent with the terms of this Pledge Agreement.
				(b)	The Secured Party shall receive and retain any
and all cash dividends and distributions and interest payable on the Pledged
Collateral (as additional Pledged Collateral), and all stock and/or liquidating dividends, distributions in property, returns of capital or other distributions made on or in respect of the Pledged Collateral, whether resulting from a subdivision, combination or reclassification of the outstanding capital stock of any issuer thereof or received in exchange for
Pledged Collateral or any part thereof or as a result of any merger, consolidation, acquisition or other exchange of assets to which any such issuer may be a party or otherwise, and any and all cash and other property received in payment of the principal of or in redemption of or in exchange for any Pledged Collateral (either at maturity, upon call for redemption or otherwise), shall be and become part of the Pledged Collateral and, if received by the Pledgor, shall be held in trust for the benefit of the
Secured Party and shall forthwith be delivered to the Secured Party or its designated agent (accompanied by proper instruments of assignment and/or stock and/or bond powers executed by such in accordance with the Secured
Party's instructions) to be held subject to the terms of this Pledge
Agreement.  Any taxes payable with respect to any distributions or dividends on the Pledged Collateral shall be for the account of the Pledgor.
				(c)	The Secured Party shall execute and deliver (or
cause to be executed and delivered) to the Pledgor all such proxies, powers of attorney, dividend orders, interest coupons and other instruments as the
Pledgor may reasonably request for the purpose of enabling the Pledgor to exercise the voting and/or consensual rights and powers which it is entitled to exercise pursuant to subsection 4.1(a) above.
				(d)	If an Event of Default shall have occurred and
be continuing, the Pledgor agrees that, without any action on the part of the parties hereto, the Secured Party shall be appointed the Pledgor's attorney-
n-fact and proxy, with full authority the place and stead of the Pledgor and in the name of the Pledgor or otherwise, from time to time in the Secured
Party's discretion, take any action and to execute any instrument which the
Secured Party deems reasonably necessary or advisable to accomplish the purpose of this Pledge Agreement which appointment shall be irrevocable and coupled with an interest.
				(e)	If the Pledgor fails to perform any agreement
or other obligation contained herein, the Secured Party itself may perform, or cause performance of, such agreement or obligation, and the reasonable expenses of the Secured Party incurred in connection therewith shall be payable by the Pledgor.
(2)	Upon the occurrence and during the continuance of an Event of Default or event which, with the giving of notice or the lapse of time, or both, would become an Event of Default and upon written notice by the Secured Party to the Pledgor of such default, all rights of the Pledgor to exercise the voting and/or consensual rights and powers which it is entitled to exercise pursuant to Section 4.1(a) shall cease, and all such rights shall thereupon become vested in the Secured Party which shall have the sole and exclusive right and authority to exercise such voting and/or consensual rights and powers.  Any and all money and other property paid over to or received by the
Secured Party pursuant to the provisions of this Section 4.2 shall be retained by the Secured Party as part of the Pledged Collateral and be applied in accordance with the provisions hereof.

ITEM 10.	Events of Default and Remedies upon Default.
(1)	Any one or more of the following events shall constitute an Event of
Default hereunder:
(i)	Any representation or warranty made in this Pledge Agreement shall prove to have been incorrect in any material respect when made and the
Pledgor shall fail to remedy the foregoing with 48 hours of his receipt of written notice thereof; or
(ii)	Any Event of Default shall occur under the Note.
(2)	If any Event of Default shall occur and be continuing:
(i)	The Secured Party may (i) exercise in respect of the Pledged
Collateral, in addition to other rights and remedies provided for herein or otherwise available to it, all of the rights and remedies of a secured party on default under the Code; and (ii) without limiting the generality of the foregoing and without notice except as specified below, sell the Pledged Collateral or any part thereof in one or more parcels at public or private sale, at any exchange or broker's board or elsewhere, at such price or prices and on such other terms as the Secured Party may deem commercially reasonable, for cash or on credit or for future delivery. The Pledgor agrees that, to the extent notice of sale shall be required by law, at least 10 days notice to the Pledgor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. The Secured Party shall not be obligated to make any sale of Pledged Collateral regardless of notice of sale having been given. The
Secured Party may adjourn any public of sale having been given. The Secured Party may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.
(ii)	The Pledgor recognizes that the Secured Party may deem it impracticable to effect a public sale of all or any part of the Pledged Shares or any other securities constituting Pledged Collateral and that the Secured Party may, therefore, determine to make one or more private sales of any such securities to a restricted group of purchasers who will be obligated to agree, among other things, to acquire such securities for their own account, for investment and not with a view to the distribution or resale thereof. The Pledgor acknowledges that any such private sale may be at prices and on terms less favorable to the seller than the prices and other terms which might have been obtained at a public sale and, notwithstanding the foregoing, agrees that such private sales shall be deemed to have been made in a commercially reasonable manner and that the Secured Party shall have no obligation to delay sale of any such securities for the period of time necessary to permit the issuer of such securities to register such securities for public sale under the Securities Act of 1933, as amended (the "Securities Act"). The Pledgor further acknowledges and agrees that any offer to sell such securities which has been (i) publicly advertised on a bona fide basis in a newspaper or other publication of general circulation in the financial community of New York, New York (to the extent that such an offer may be so advertised without prior registration under the Securities Act), or (ii) made privately in the manner described above to not less than five bona fide offerees shall be deemed to involve a "public sale" for the purposes of
Section 9-504(3) of the Code (or any successor or similar applicable statutory provision), notwithstanding that such sale may not constitute a "public offering" under the Securities Act, and that the Secured Party may, in such event, bid for the purchase of such securities.

ITEM 11.	Application of Proceeds of Sale.
The proceeds of sale of the Pledged Collateral sold pursuant to Section 5 hereof shall be applied by the Secured Party as follows:
(1)	First:  (a) to the payment of all taxes, assessments or other charges prior to the lien of this Pledge Agreement, except any taxes, assessments or other charges subject to which the Pledged Collateral, or any part thereof, shall have been sold; (b) to the payment of the costs and expenses of any sale hereunder and any judicial proceeding wherein the same may be made, including reasonable compensation to the Secured Party's agents and attorneys; and (c) to the payment of all other costs and expenses incurred by the Secured Party in connection with the enforcement of this Pledge Agreement;
(2)	Second:  to the payment of the Indebtedness; and
(3)	Third:  The balance (if any) of such proceeds to the Pledgor, the
Pledgor's successors or assigns, or whomsoever may be lawfully entitled to receive the same, or as may be directed by a court of competent jurisdiction. In the event that the proceeds of any such sale, collection or realization are insufficient to pay all amounts, to which the Secured Party is legally entitled, the Pledgor shall be liable for the deficiency, together with interest thereon at the highest rate specified in the Note for interest on overdue principal thereof or such other rate as shall be fixed by applicable law, together with the costs of collection and the reasonable fees of any attorneys employed by the Secured Party to collect such deficiency.

ITEM 12.	Expenses, Etc.
The Pledgor hereby agrees to reimburse the Secured Party, on demand, for all costs and expenses incurred by the Secured Party in enforcing this Pledge Agreement (including expenses incurred by agents and attorneys employed by the Secured Party) in connection with a breach of the terms of this Pledge Agreement by the Pledgor and the Pledgor acknowledges and agrees that he will indemnify and hold harmless the Secured Party and/or any such agent from and against any and all liability incurred by the Secured Party (or such agent) as a result of a breach of the terms of this Pledge Agreement by the Pledgor other than any liability arising as a result of the Secured Party's fraud, gross negligence or willful misconduct.

ITEM 13.	Care of Collateral.
The Secured Party shall exercise reasonable care in the custody of any of the Pledged Collateral in its possession or control and shall be deemed to have exercised such reasonable care if such Pledged Collateral is accorded treatment substantially equal to that which the Secured Party accords its own property (it being understood that the Secured Party shall have no responsibility for ascertaining or taking action with respect to calls, conversions, exchanges, maturities, offers, tenders or other matters relative to any of the Pledged Collateral, nor for informing the Pledgor with respect to matters relative to the Pledged Collateral, in any such case whether or not the Secured Party has or is deemed to have knowledge of such matters), or if the Secured Party takes such action with respect to the Pledged Collateral as the undersigned shall reasonably request in writing (which action the Secured Party shall endeavor to take if it determines, in its sole discretion, that such action will not adversely affect the value as collateral of the Pledged Collateral and such request is received by the Secured Party in time), but no failure to comply with any such request, nor any omission to do any such act requested by the undersigned, shall be deemed a failure to exercise reasonable care, nor shall any failure of the Secured Party to take necessary steps to preserve rights against any parties with respect to any of the Pledged Collateral in its possession or control be deemed a failure to exercise reasonable care.

ITEM 14.	Termination.
(1)	This Pledge Agreement shall terminate when the Indebtedness has been paid in full, at which time the Secured Party shall reassign and redeliver, without recourse upon or warranty by the Secured Party and at the expense of the Pledgor (or cause to be so reassigned and redelivered to the Pledgor or to such person or persons as the Pledgor shall designate), against receipt, such of the Pledged Collateral (if any) as shall not have been sold or otherwise applied by the Secured Party pursuant to terms hereof and shall still be held by it hereunder, together with appropriate instruments of reassignment and release.
(2)	Notwithstanding anything to the contrary in this Pledge Agreement, if the Secured Party is required to release its security interest in all or a portion of the Pledged Shares in accordance with the fifth or sixth paragraph of the Note, upon the Secured Party's receipt of any payment required under the Note, the Secured Party's security in such Pledged Shares shall immediately terminate and such Pledged Shares shall immediately cease to be a part of the Pledged Collateral for all purposes of this Pledge Agreement.
 The Secured Party hereby agrees to execute all documents and take all actions reasonably requested by the Pledgor to evidence and effect the release of such Pledged Shares from the Secured Party's security interest hereunder.

ITEM 15.	Further Assurances.
The Pledgor agrees to do such further acts and things, and to execute and deliver such additional conveyances, assignment agreements and instruments, as the Secured Party may at any time reasonably request in connection with the administration or enforcement of this Pledge Agreement or related to the Pledged Collateral or any part thereof or in order better to assure and confirm unto the Secured Party its rights, powers and remedies hereunder.
 The Pledgor hereby consents and agrees that the issuers of the Pledged Collateral or any registrar or transfer agent of any of the Pledged Collateral shall be entitled to accept the provisions hereof as conclusive evidence of the right of the Secured Party to effect any transfer pursuant to
Section 3 hereof, notwithstanding any other notice or direction to the contrary heretofore given by the Pledgor or any other person to any of such issuers or to any such registrar or transfer agent.

ITEM 16.	Binding Agreement; Assignment.
This Pledge Agreement, and the terms, covenants and conditions hereof, shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that the Pledgor shall not be permitted to assign this Pledge Agreement or any interest herein or in the Pledged Collateral, or any part thereof, or otherwise pledge, encumber or grant any option with respect to the Pledged Collateral, or any part thereof, or any cash or property held by the Secured Party as collateral under this Pledge Agreement, except as permitted pursuant to Section 3 hereof.

ITEM 17.	Addresses for Notices, Etc.
Except as otherwise expressly provided herein, all notices, requests, demands and other communications provided for hereunder shall be made (and be effective) as set forth in the Stock Purchase Agreement.

ITEM 18.	No Waivers.
No failure or delay by the Secured Party or the Pledgor in exercising any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

ITEM 19.	Governing Law.
This Pledge Agreement shall be deemed to be a contract made under and shall be construed in accordance with and governed by the laws of the state of New York, except as required by mandatory provisions of law and except to the extent that the validity or perfection of the security interest created hereby, or remedies hereunder, in respect of any particular Pledged Collateral are governed by the law of a jurisdiction other than the state of New York.

ITEM 20.	Continuing Agreement.
It is the intention of the Pledgor (a) that, subject to Section 9 hereof, this Pledge Agreement shall constitute a continuing agreement applying to any and all future, as well as existing, transactions between the Pledgor and the Secured Party; and (b) that the security interest provided for herein shall attach to after-acquired as well as existing Pledged Collateral, and the indebtedness covered by this Pledge Agreement shall include future iabilities under the Note.

ITEM 21.	Amendments and Waivers.
Any term, covenant, agreement or condition of this Pledge Agreement may be amended, or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively), only by written instrument signed by the Secured Party and the Pledgor.

ITEM 22.	Invalidity.
If any provision hereof is invalid or unenforceable in any jurisdiction, the other provisions hereof shall remain in full force and effect in such jurisdiction, and the remaining provisions hereof shall be liberally construed in favor of the party that is the intended beneficiary of such provision in order to effectuate the provisions hereof, and the invalidity of any provision hereof in any jurisdiction shall not affect the validity or enforceability of any such provision in any other jurisdiction.

ITEM 23.	Counterparts.
This Pledge Agreement may be signed in any number of counterparts with the same effect as if the signatures thereto were upon the same instrument. Complete sets of counterparts shall be lodged with the Pledgor and the Secured Party.

ITEM 24.	Headings.
The headings of the sections and subsections of this Pledge Agreement are inserted for convenience only and do not constitute a part of this Pledge Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Pledge Agreement as of the day first above written.

Pledgor:	Secured Party:
	VALUEACT CAPITAL PARTNERS, L.P.
	By:  VA PARTNERS, L.L.C., its general partner

By:		By:
Charles Koppelman	George F. Hamel, Jr.
Managing Member



PROMISSORY NOTE
  $4,725,000
September 30, 2004

FOR VALUE RECEIVED, Charles Koppelman ("Borrower"), hereby promises to pay to the order of ValueAct Capital Partners, L.P., a Delaware limited partnership (the "Holder"), the principal sum of FOUR MILLION SEVEN HUNDRED TWENTY FIVE THOUSAND DOLLARS ($4,725,000) (the "Principal Amount" as adjusted from time to time in accordance with the terms hereof), in three equal principal installments of ONE MILLION FIVE HUNDRED SEVENTY FIVE THOUSAND DOLLARS ($1,575,000) (each an "Installment"), with each Installment payable no later than September 30, 2005, September 30, 2006 and September 30, 2007, respectively, together with interest accrued thereon through the date of payment; provided, however, (i) upon the sale, assignment, transfer, pledge, hypothecation, mortgage or disposal ("Transfer") by the undersigned, of any shares of restricted Class A Common Stock, par value $.01 per share (such stock, the "Common Stock"), of Martha Stewart Living Omnimedia, Inc., a Delaware corporation (the "Company"), constituting the Collateral (as defined below), the undersigned shall be required to pay to the Seller an amount equal to the Collateral Release Payment Amount (as defined below) with respect to the number of shares of Common Stock Transferred which payment shall be applied first against the interest accrued on the then outstanding Principal Amount to the date of payment and then against the then outstanding Principal Amount; provided, however, that the Borrower shall not be required to make any payment pursuant to this clause (i) if prior to the Transfer of shares of Common Stock, payments were made with respect to such shares of Common Stock pursuant to the fifth paragraph of this Promissory Note, and
(ii) upon the Transfer, by the undersigned, of all the Collateral, or upon an Event of Default (as defined below), the entire Principal Amount, together with interest accrued thereon to the date of payment, shall become immediately due and payable, and the undersigned shall pay such Principal Amount, together with interest accrued thereon, to the Holder.

The Borrower shall pay to the Holder interest from the date hereof on the outstanding principal balance hereunder at the rate of four percent (4%) per annum. The Borrower shall pay interest annually in arrears on September 30, 2005, September 30, 2006 and September 30, 2007 (each an "Interest Payment Date"). Interest shall be calculated on the basis of a 365-day year for the actual number of days elapsed. Interest shall accrue from the date hereof and be payable on each Interest Payment Date (unless paid earlier in accordance with the provisions hereof). Upon the occurrence and during the continuance of an Event of Default, the Borrower shall pay to the Holder interest from the date of such Event of Default on the outstanding principal balance hereunder at the rate of eight percent (8%) per annum.

Payments hereunder shall be made at such place as the Holder may designate. All payments hereunder shall be made in immediately available funds in lawful money of the United States of America.

This Promissory Note represents a full recourse obligation of the Borrower. Without limiting the generality of the foregoing, the Promissory Note shall be secured by a pledge agreement dated as of September 30, 2004 (the "Pledge Agreement") from the Borrower to the Holder which grants to and creates in favor of the Holder a continuing security interest in, the 500,000 shares of Common Stock of the Company (the "Collateral"), that were acquired by the Borrower from the Holder pursuant to the Stock Purchase Agreement dated as of September 30, 2004 between the Borrower and the Holder (the "Purchase Agreement"), to secure the satisfaction by the Borrower of all its obligations to the Holder under this Promissory Note.

Upon the Borrower's payment of each Installment in accordance with the first paragraph hereof, the Holder shall promptly deliver an amount of shares of Common Stock that are included in the Collateral to the Borrower (and release such shares of Common Stock from the security interest granted by the Borrower under the Pledge Agreement) equal to the amount of such Installment divided by $9.45. Upon the Borrower's prepayment of all or any portion of the Principal Amount in accordance with the terms hereof (including the payment of interest on the amount to be prepaid accrued to the date of prepayment) the Holder shall promptly deliver an amount of shares of Common Stock that are included in the Collateral to the Borrower (and release such shares of Common Stock from the security interest granted by the Borrower under the Pledge Agreement) equal to the amount of such prepayment divided by $9.45. The Borrower may at any time make a payment in an amount equal to the Collateral Release Payment Amount (as defined below) with respect to all or a portion of shares of Common Stock that are included in the Collateral, and upon the Borrower's making such payment, the Holder shall promptly deliver such shares of Common Stock to the Borrower (and release such shares of Common Stock from the security interest granted by the Borrower under the Pledge Agreement). Any payment made pursuant to the preceding sentence shall be applied as set forth in clause (i) of the first paragraph of this Promissory Note. The "Collateral Release Payment Amount" shall be an amount equal to the sum of (x) plus (y) where (x) is an amount equal to $9.45 multiplied by the number of shares of Common Stock for which such payment is being made (the "Payment Amount") and (y) is (A) the Payment Amount multiplied by (B) an amount equal to (1) the number of calendar days since the last Interest Payment Date divided by 365, multiplied by (2) the applicable interest rate as provided herein.

So long as the Borrower complies with the mandatory prepayment obligations contained in the first paragraph hereof and Section 4.8 of the Purchase Agreement, the Borrower (or any successor or assignee of the Borrower) may Transfer the Collateral to any person or entity or subject the Collateral to any put, call or other option or buy-sell agreement or similar arrangement without the prior consent of the Holder. Upon notice from the Borrower (or any successor or assignee of the Borrower) that the Borrower intends to Transfer all or a portion of the Collateral, the Holder shall promptly, against receipt of the mandatory prepayment required by the first paragraph hereof, deliver the Collateral (or a portion thereof) to the Borrower and execute any and all documents necessary to evidence the release of the Holder's security interest therein.

All or any portion of the Principal Amount evidenced by this Promissory Note may be prepaid at any time without premium or penalty; provided that interest accrued on the Principal Amount to be prepaid is paid to the date of such prepayment.

The obligations of the Borrower and the rights of the Holder under this Promissory Note shall be absolute and shall not be subject to any counterclaim, set-off, deduction or defense. The Borrower hereby waives presentment, notice of dishonor and protest in respect hereof.

An "Event of Default" shall occur when and if (i) the Borrower fails to pay any principal, interest or other amounts payable under this Promissory Note when due; (ii) this Promissory Note or the Pledge Agreement shall cease to be in full force and effect or the Borrower shall fail to comply with any of the provisions hereof or thereof and the foregoing failure to comply is not remedied within 48 hours of the Borrower's receipt of written notice thereof;
(iii) the Borrower shall be in default under any other note, loan agreement or other instrument of indebtedness and such indebtedness shall have been accelerated by the holder thereof; (iv) the Borrower makes an assignment for the benefit of creditors, files a petition in bankruptcy, petitions or applies to any tribunal for the appointment of any receiver or trustee for any material part of the Borrower's properties, or commences any proceeding relating to the Borrower under any reorganization, readjustment of debts, dissolution, liquidation or similar law or statute of any jurisdiction; or
(v) within 60 days after the filing of a bankruptcy petition or commencement of any proceeding against the Borrower seeking any reorganization, liquidation, or similar relief under any present or future law, statute or regulation, if such proceeding has not been dismissed within such 60 day period, or if, within 60 days after the appointment (without the consent of the Holder) of any trustee, receiver or liquidator of all or any material part of the properties of the properties of the Borrower, the appointment shall not have been vacated.

In the event of an Event of Default under this Promissory Note, in addition to the rights set forth herein, the Holder shall have all rights and remedies provided at law and in equity including with respect to the Collateral under the Pledge Agreement. All costs and expenses of collection, including attorneys' fees, shall be added to and become part of the Principal Amount and shall be collectible as part of such Principal Amount.

No default interest or other amount shall be payable in excess of the maximum permissible rate under applicable law and any interest or other amount which is paid in excess of such maximum rate shall be deemed to be a payment of principal hereunder.

This Promissory Note may not be changed, modified or terminated, and no provision hereof may be waived, except by an agreement in writing signed by the party sought to be charged. No failure or delay by the Holder in exercising any right, power or privilege hereunder shall affect such right, power or privilege. Any written waiver shall be effective only to the extent set forth in such writing, and shall not imply or effect any future waiver of any right, power or privilege.

This Promissory Note shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the principles of conflict of laws thereof. If any term or provision of this Promissory Note shall be held invalid, illegal or unenforceable, the validity of all other terms and provisions hereof shall in no way be affected thereby. This Promissory Note shall be binding upon the successors and assigns of the borrower and shall inure to the benefit of the Holder and its successors and assigns.
[Remainder of page intentionally left blank.]

BORROWER:


__________________________
Charles Koppelman

Acknowledged and Agreed:

HOLDER:

VALUEACT CAPITAL PARTNERS, L.P.
BY:  VA PARTNERS, L.L.C., its General Partner

By:	________________________________
		George F. Hamel, Jr.
		Managing Member
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